UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________________________
Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

__________________________________________

Carvana Co.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

146869102
(CUSIP Number)
December 31, 2023
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Ernest C. Garcia, III
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 4,771,506 shares (a)
	6.	Shared Voting Power 25,586,021 shares (b)
	7.	Sole Dispositive Power 4,771,506 shares (a)
	8.	Shared Dispositive Power 25,586,021 shares (b)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,357,527 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 21.40% (c)
12.	Type of Reporting Person (See Instructions) IN

(a)     Represents (i) 746,526 shares of Class A Common Stock, (ii) 841 shares of Class A Common Stock issuable upon vesting and settlement of restricted stock units (“RSUs”) that will have vested within 60 days of December 31, 2023, inclusive of shares to be withheld for tax purposes, (iii) 143,677 options to purchase shares of Class A Common Stock (“Options”), including those that will have vested within 60 days of December 31,

2023 and (iv) 3,880,462 shares of Class A Common Stock issuable in exchange for 4,850,578 Class A Units (“Class A Units”) and the cancellation of 3,880,462 shares of Class B Common Stock.
(b)     Represents (i) 1,800,000 shares of Class A Common Stock and (iii) 23,786,021 shares of Class A Common Stock issuable in exchange for 29,732,526 Class A Units (“Class A Units”) and the cancellation of 23,786,021 shares of Class B Common Stock. (See Item 4)
(c)    The percentage is calculated using (i) 114,030,364 shares of the Issuer’s Class A Common Stock outstanding as of October 30, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission (the “SEC”) on November 2, 2023, as increased by (ii) (a) 143,677 shares of Class A Common Stock issuable in respect of 143,677 Options, (b) 841 shares of Class A Common Stock issuable upon vesting and settlement of RSUs, and (c) 27,666,483 shares of Class A Common Stock issuable in respect of 34,583,104 Class A Units (and 27,666,483 shares of Class B Common Stock).

Item 1(a)	Name of Issuer:
Carvana Co.
Item 1(b)	Address of Issuer’s Principal Executive Offices:
300 E. Rio Salado Parkway Tempe, Arizona 85281.
Item 2(a)	Name of Person Filing:
This Schedule 13G is filed by Ernest C. Garcia, III (the “Reporting Person”). The Reporting Person is a citizen of the United States of America.
Item 2(b)	Address of Principal Business Office or, if none, Residence:
The principal business address of the Reporting Person is as follows: c/o Carvana Co. 300 E. Rio Salado Parkway Tempe, Arizona 85281
Item 2(c)	Citizenship:
See response to Item 4 of the cover page and Item 2(a) above.
Item 2(d)	Title of Class of Securities:
Class A common stock, par value $0.001 par value
Item 2(e)	CUSIP Number:
146869102

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)☐ Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).
Not applicable.

Item 4
Ownership:
(a)Amount beneficially owned as of the date hereof:
See response to Item 9 on the cover page.
(b) Percent of class: See response to Item 11 on the cover page.

(c) Number of shares as to which such person has:

i.sole power to vote or to direct the vote: See responses to Item 5 on the cover page.

ii.shared power to vote or to direct the vote: See responses to Item 6 on the cover page.

iii.sole power to dispose or to direct the disposition of: See responses to Item 7 on the cover page.

iv.shared power to dispose or to direct the disposition of: See responses to Item 8 on the cover page.

Pursuant to the Fifth Amended and Restated Limited Liability Company Agreement of Carvana Group, LLC, as amended, and an Exchange Agreement that the holders of Class A Units entered into with the Issuer, the Reporting Person is entitled from time to time at his option to exchange Class A Units (together with shares of his Class B Common Stock), for shares of Class A Common Stock on a five-to-four basis (or, at the Issuer’s discretion, for cash).

Each of the percentages referenced in this Statement are calculated based on 114,030,364 shares of the Issuer’s Class A Common Stock outstanding as of October 30, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 2, 2023, as increased by (i) 143,677 shares of Class A Common Stock issuable in respect of 143,677 Options, (ii) 841 shares of Class A Common Stock issuable upon vesting and settlement of RSUs, and (iii) 27,666,483 shares of Class A Common Stock issuable in respect of 34,583,104 Class A Units (and 27,666,483 shares of Class B Common Stock) (the "Calculation Method").

The 30,357,527 reported securities are held as follows:

•Ernest C. Garcia, III directly holds (a) 746,526 shares of Class A Common Stock, (b) 841 shares of Class A Common Stock issuable upon vesting and settlement of RSUs that will have vested within 60 days of December 31, 2023, inclusive of shares to be withheld for tax purposes, (c) 143,677 Options, including those that will have vested within 60 days of December 31, 2023, to purchase an equal number of shares of Class A Common Stock, and (d) 4,850,578 Class A Units and 3,880,462 shares of Class B Common Stock, exchangeable for 3,880,462 shares of Class A Common Stock, together representing 3.36% of the issued and outstanding shares of the Issuer’s Common Stock based on the Calculation Method.

•Ernest Irrevocable 2004 Trust III holds (a) 850,000 shares of Class A Common Stock and (b) 14,792,526 Class A Units and 11,834,021 shares of Class B Common Stock, exchangeable for 11,834,021 shares of Class A Common Stock, together representing 8.94% of the issued and outstanding shares of the Issuer’s Common Stock based on the Calculation Method.

•Ernest C. Garcia III Multi-Generational Trust III holds (a) 950,000 shares of Class A Common Stock and (b) 14,940,000 Class A Units and 11,952,000 shares of Class B Common Stock, exchangeable for 11,952,000 shares of Class A Common Stock, together representing 9.10% of the issued and outstanding shares of the Issuer’s Common Stock based on the Calculation Method.

The Reporting Person is the Co-Administrative Trustee and Co-Investment Trustee of both Ernest Irrevocable 2004 Trust III and Ernest C. Garcia III Multi-Generational Trust III (each, a “Trust”) and therefore shares voting and dispositive power with respect to the securities held directly by each Trust. As such, the Reporting Person has or shares voting and dispositive power with respect to the aggregate 30,357,527 shares of Class A Common Stock reported herein, representing 21.40% of the outstanding shares of Class A Common Stock. Such amount includes in the outstanding shares for purposes of the Calculation Method 27,811,001 shares issuable upon exercise of Options, settlement of RSUs and conversion of Class A Units.

The filing of this Statement shall not be construed as an admission that the Reporting Person or either Trust is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5	Ownership of Five Percent or Less of a Class:
Not Applicable.
Item 6	Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not Applicable.
Item 8	Identification and Classification of Members of the Group:
Not Applicable.
Item 9	Notice of Dissolution of Group:
Not Applicable.
Item 10	Certification:
Not Applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  February 9, 2024

By: /s/ Ernest C. Garcia, III
Name: Ernest C. Garcia, III